UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on preliminary injunctions on gas contracts

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Rio de Janeiro, December 30, 2020 - Petróleo Brasileiro S.A. – Petrobras informs that it was notified, on this date, of preliminary decisions rendered by the Court of Justice of the State of Rio de Janeiro that determined the maintenance of the conditions of the contracts entered into between Petrobras and state distributors (CEG and CEG RIO), which will expire on 12/31/2021, preventing the adjustment of prices to the current reality of the gas industry as of January/2022.

Similar preliminary injunctions were also issued to maintain the contractual conditions relating to the distributors CEGÁS (Companhia de Gás do Ceará), SERGÁS (Sergipe Gás SA) and ALGÁS (Gás de Alagoas SA), whose respective contracts also expire on 12/31/2021.

Petrobras clarifies that it meets its gas sales contracts through a portfolio of offers made up of domestic production and imports of gas from Bolivia and Liquefied Natural Gas - LNG. The high demand for LNG and limited international supply resulted in a significant increase in the international price of the input, which rose by around 500% in 2021.

For several months, Petrobras has been engaged, in good faith, in negotiating new contracts with several distributors. To offer better conditions to customers, Petrobras offered natural gas distributors products with terms of 6 months, 1 year, 2 years and 4 years and contractual mechanisms to reduce price volatility, such as, for example, reference indexes linked to LNG and Brent, installment option and possibility of reducing volumes in longer term contracts.

However, despite the negotiation process carried out between Petrobras and the distributors, as foreseen in any commercial relationship and in compliance with what is established in the Public Tenders, Petrobras was surprised by the judicialization of the matter.

Petrobras understands that these decisions undermine the legal security of the business environment, interfering with the free formation of prices, putting at risk the implementation of the opening of the natural gas market in Brazil and the attraction of investments in the country.

To exemplify the competition that has emerged in the market, it is possible to mention several pieces of news about the existence of contracts effective from 01/01/2022, signed by distributors and free consumers with other suppliers, such as Shell, Petrogal, Potiguar E&P, among others. In addition, these producers signed contracts with TAG to take their gas to the consumer market.

The Company will adopt all applicable legal measures in relation to the reported legal cases.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th Floor – 20331-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer